Amendment to

Amended and Restated Investment Sub-Advisory Agreement

Between Jackson National Asset Management, LLC

and PPM America, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and PPM America, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Investors Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Add the following paragraph after the second paragraph of Section 3. “Management”:

Except as specifically agreed between the Adviser and the Sub-Adviser, it is understood that the Sub-Adviser is not required to commence or otherwise pursue any claim or litigation on behalf of the Fund.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 19th day of August 2015, effective September 28, 2015.

Jackson National Asset Management, LLC	PPM America, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Jim Young

Name:	Mark D. Nerud	Name:	Jim Young

Title:	President and CEO	Title:	President